UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Paymentus Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.0001
(Title of Class of Securities)

70439P108
(CUSIP Number)

December 31, 2022
(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Accel-KKR Holdings GP, LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 85,437,069(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 84,201,209(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 85,437,069(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 83.18%(3)
12.	Type of Reporting Person (See Instructions) OO

(1)	Represents (i) 2,380,950 shares of Class A Common Stock (“Class A Shares”), (ii) 81,820,259 Class A Shares issuable upon conversion of an equal number of shares of Class B Common Stock (“Class B Shares”), and (iii) 1,235,860 Class A Shares underlying Class B Shares for which the Reporting Person holds a voting proxy (“Proxy Shares”).

(2)	Represents 2,380,950 Class A Shares and 81,820,259 Class A Shares issuable upon conversion of an equal number of Class B Shares.

(3)	Calculated based on (i) 19,653,961 Class A Shares outstanding as of November 8, 2022, as reported on the Issuer’s 10-Q filed November 10, 2022 as increased by (ii) 83,056,119 Class A Shares issuable upon conversion of Class B Shares beneficially owned by the Reporting Persons (inclusive of the Proxy Shares).

1.	Names of Reporting Persons Accel-KKR Capital Partners CV III, LP
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 74,109,325(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 74,109,325(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 74,109,325(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 72.15%(2)
12.	Type of Reporting Person (See Instructions) PN

(1)	Represents (i) 2,245,886 Class A Shares and (ii) 71,863,439 Class A Shares issuable upon conversion of an equal number of Class B Shares.

(2)	Calculated based on (i) 19,653,961 Class A Shares outstanding as of November 8, 2022, as reported on the Issuer’s 10-Q filed November 10, 2022 as increased by (ii) 83,056,119 Class A Shares issuable upon conversion of Class B Shares beneficially owned by the Reporting Persons (inclusive of the Proxy Shares).

1.	Names of Reporting Persons Accel-KKR Growth Capital Partners III, LP
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 3,119,816(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 3,119,816(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,119,816(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 3.03%(2)
12.	Type of Reporting Person (See Instructions) PN

(1)	Represents (i) 94,546 Class A Shares and (ii) 3,025,270 Class A Shares issuable upon conversion of an equal number of Class B Shares.

(2)	Calculated based on (i) 19,653,961 Class A Shares outstanding as of November 8, 2022, as reported on the Issuer’s 10-Q filed November 10, 2022 as increased by (ii) 83,056,119 Class A Shares issuable upon conversion of Class B Shares beneficially owned by the Reporting Persons (inclusive of the Proxy Shares).

1.	Names of Reporting Persons Accel-KKR Growth Capital Partners II Strategic Fund, LP
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 104,563(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 104,563(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 104,563(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 0.10%(2)
12.	Type of Reporting Person (See Instructions) PN

(1)	Represents 3,168 Class A Shares and 101,395 Class A Shares issuable upon conversion of an equal number of Class B Shares.

(2)	Calculated based on (i) 19,653,961 Class A Shares outstanding as of November 8, 2022, as reported on the Issuer’s 10-Q filed November 10, 2022 as increased by (ii) 83,056,119 Class A Shares issuable upon conversion of Class B Shares beneficially owned by the Reporting Persons (inclusive of the Proxy Shares).

1.	Names of Reporting Persons Accel-KKR Growth Capital Partners II, LP
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,232,500(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,232,500(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,232,500(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 1.20%(2)
12.	Type of Reporting Person (See Instructions) PN

(1)	Represents 37,350 Class A Shares and 1,195,150 Class A Shares issuable upon conversion of an equal number of Class B Shares.

(2)	Calculated based on (i) 19,653,961 Class A Shares outstanding as of November 8, 2022, as reported on the Issuer’s 10-Q filed November 10, 2022 as increased by (ii) 83,056,119 Class A Shares issuable upon conversion of Class B Shares beneficially owned by the Reporting Persons (inclusive of the Proxy Shares).

1.	Names of Reporting Persons Accel-KKR Members Fund, LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 5,635,005(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 5,635,005(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,635,005(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 5.49%(2)
12.	Type of Reporting Person (See Instructions) OO

(1)	Represents 5,635,005 Class A Shares issuable upon conversion of an equal number of Class B Shares.

(2)	Calculated based on (i) 19,653,961 Class A Shares outstanding as of November 8, 2022, as reported on the Issuer’s 10-Q filed November 10, 2022 as increased by (ii) 83,056,119 Class A Shares issuable upon conversion of Class B Shares beneficially owned by the Reporting Persons (inclusive of the Proxy Shares).

1.	Names of Reporting Persons Palumbo, Robert
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 85,437,069(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 84,201,209(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 85,437,069(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 83.18%(3)
12.	Type of Reporting Person (See Instructions) IN

(1)	Represents (i) 2,380,950 Class A Shares, (ii) 81,820,259 Class A Shares issuable upon conversion of an equal number of Class B Shares, and (iii) 1,235,860 Class A Shares underlying the Proxy Shares.

(2)	Represents 2,380,950 Class A Shares and 81,820,259 Class A Shares issuable upon conversion of an equal number of Class B Shares.

(3)	Calculated based on (i) 19,653,961 Class A Shares outstanding as of November 8, 2022, as reported on the Issuer’s 10-Q filed November 10, 2022 as increased by (ii) 83,056,119 Class A Shares issuable upon conversion of Class B Shares beneficially owned by the Reporting Persons (inclusive of the Proxy Shares).

1.	Names of Reporting Persons Barnds, Thomas
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 85,437,069(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 84,201,209(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 85,437,069(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 83.18%(3)
12.	Type of Reporting Person (See Instructions) IN

(1)	Represents (i) 2,380,950 Class A Shares, (ii) 81,820,259 Class A Shares issuable upon conversion of an equal number of Class B Shares, and (iii) 1,235,860 Class A Shares underlying the Proxy Shares.

(2)	Represents 2,380,950 Class A Shares and 81,820,259 Class A Shares issuable upon conversion of an equal number of Class B Shares.

(3)	Calculated based on (i) 19,653,961 Class A Shares outstanding as of November 8, 2022, as reported on the Issuer’s 10-Q filed November 10, 2022 as increased by (ii) 83,056,119 Class A Shares issuable upon conversion of Class B Shares beneficially owned by the Reporting Persons (inclusive of the Proxy Shares).

1.	Names of Reporting Persons KKR-AKI Investors L.L.C.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 84,201,209(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 84,201,209(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 84,201,209(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 81.98%(2)
12.	Type of Reporting Person (See Instructions) OO

(1)	Represents (i) 2,380,950 Class A Shares and (ii) 81,820,259 Class A Shares issuable upon conversion of an equal number of Class B Shares.

(2)	Calculated based on (i) 19,653,961 Class A Shares outstanding as of November 8, 2022, as reported on the Issuer’s 10-Q filed November 10, 2022 as increased by (ii) 83,056,119 Class A Shares issuable upon conversion of Class B Shares beneficially owned by the Reporting Persons (inclusive of the Proxy Shares).

Item 1(a).	Name of Issuer

Paymentus Holdings, Inc. (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

18390 NE 68th St. Redmond, WA 98052

Item 2(a).	Names of Persons Filing

This statement is filed by the entities and persons listed below, referred to herein as the “Reporting Persons.”

(i)	Accel-KKR Holdings GP, LLC

(ii)	Accel-KKR Capital Partners CV III, LP

(iii)	Accel-KKR Growth Capital Partners III, LP

(iv)	Accel-KKR Growth Capital Partners II Strategic Fund, LP

(v)	Accel-KKR Growth Capital Partners II, LP

(vi)	Accel-KKR Members Fund, LLC

(vii)	Palumbo, Robert

(viii)	Barnds, Thomas

(ix)	KKR-AKI Investors L.L.C.

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

c/o Accel-KKR

2180 Sand Hill Road, Suite 300,

Menlo Park, CA 94025.

Item 2(c).	Citizenship

See responses to Item 4 on the cover page.

Item 2(d).	Title of Class of Securities

Class A Common Stock

Item 2(e).	CUSIP Number

70439P108

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

Not Applicable.

Item 4.	Ownership

(a)	Amount beneficially owned:

See responses to Item 9 on each cover page hereto.

(b)	Percent of Class:

See responses to Item 11 on each cover page hereto.

(c)	Number of shares as to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page hereto.

(ii)	Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page hereto.

(iii)	Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page hereto.

(iv)	Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page hereto.

Accel-KKR Fund Holdings

●	Accel-KKR Capital Partners CV III, LP (“CV III”) directly holds 2,245,886 Class A Shares and 71,863,439 Class B Shares, convertible into an equal number of Class A Shares with no expiration date. AKKR Fund III Management Company CV, LP (“CV III GP”) is the sole general partner of CV III.

●	Accel-KKR Growth Capital Partners III, LP (“GC III”) directly holds 94,546 Class A Shares and 3,025,270 Class B Shares. AKKR Growth Capital Management Company III, LP (“GC III GP”) is the sole general partner of GC III.

●	Accel-KKR Growth Capital Partners II Strategic Fund, LP (“GC II Strategic”) directly holds 3,168 Class A Shares and 101,395 Class B Shares. AKKR Growth Capital Management Company II, LP (“GC II GP”) is the sole general partner of GC II Strategic.

●	Accel-KKR Growth Capital Partners II, LP (“GC II”) directly holds 37,350 Class A Shares and 1,195,150 Class B Shares. GC II GP is the sole general partner of GC II.

●	Accel-KKR Members Fund, LLC (“Members Fund,” and collectively with CV III, GC III, GC II Strategic and GC II, the “Accel-KKR Funds”) directly holds 5,635,005 Class B Shares. AKKR Management Company, LLC (“UGP”) is the sole managing member of Members Fund.

UGP is the sole general partner of CV III GP, GC III GP and GC II GP. Accel-KKR Holdings GP, LLC (“Topco GP”) is the sole managing member of UGP. Thomas C. Barnds and Robert Palumbo are the sole two directors and members of Topco GP. AKKR Fund II Management Company, LP (the “Management Company”) is the sole management company of each of the Accel-KKR Funds, and UGP is the general partner of the Management Company. Consequently, as a result of the ownership and relationships described in the above bullet points, Mr. Barnds, Mr. Palumbo, CV III GP, GC III GP, GC II GP, UGP, Topco GP and the Management Company may be deemed to have shared voting and dispositive power over the shares held by the Accel-KKR Funds.

KKR-AKI Proxy Shares

KKR-AKI Investors L.L.C. (“KKR-AKI”) directly holds 1,235,860 Class B Shares. Pursuant to a Distribution and Voting Agreement, dated as of February 13, 2012, KKR-AKI is subject to a voting agreement with respect to the shares of Class B common stock that it holds in the Issuer and has granted UGP a proxy and attorney-in-fact, with full power of substitution, to vote all of its shares as required by such voting agreement if KKR-AKI does not comply with the terms thereof. As a result, UGP may be deemed to beneficially own such shares.

Stockholders Agreement

Pursuant to a Stockholders Agreement, dated as of May 24, 2021, as filed as Exhibit 10.1 to the Form 8-K filed May 28, 2021 (the “Agreement”), among (i) the Issuer, (ii) the Accel-KKR Funds, (iii) KKR-AKI, (iv) Dushyant Sharma and his related trusts and affiliates (“Sharma,” together with the Accel-KKR Funds and KKR-AKI, the “Investor Parties”), the Investor Parties have agreed to certain voting arrangements, and therefore the Reporting Persons may be deemed to be part of a “group” pursuant to Rule 13d-3(a) with the Sharma Investors. Such “group” would be deemed to beneficially own an aggregate of 107,522,151 Class A Shares or 86.2% of the Issuer’s outstanding Class A Shares calculated pursuant to Rule 13d-3(d). The Reporting Persons expressly disclaim membership in any such “group” and disclaim beneficial ownership of, and the responses to Items 5 through 9 of the cover pages to this Schedule 13G do not reflect, any securities that the Reporting Persons may be deemed to beneficially own solely by reason of the Agreement, which securities are separately reported on a Schedule 13G filed by Sharma on February 13, 2023.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: February 14, 2023

Accel-KKR Holdings GP, LLC

/s/ Thomas C. Barnds
Thomas C. Barnds
Title: Authorized Signatory

Accel-KKR Capital Partners CV III, LP

/s/ Thomas C. Barnds
Thomas C. Barnds
Title: Authorized Signatory

Accel-KKR Growth Capital Partners III, LP

/s/ Thomas C. Barnds
Thomas C. Barnds
Title: Authorized Signatory

Accel-KKR Growth Capital Partners II Strategic Fund, LP

/s/ Thomas C. Barnds
Thomas C. Barnds
Title: Authorized Signatory

Accel-KKR Growth Capital Partners II, LP

/s/ Thomas C. Barnds
Thomas C. Barnds
Title: Authorized Signatory

Accel-KKR Members Fund, LLC

/s/ Thomas C. Barnds
Thomas C. Barnds
Title: Authorized Signatory

KKR-AKI Investors L.L.C.

/s/ James M. Goldrick
By: James M. Goldrick
Title: Manager

/s/ Thomas C. Barnds
Thomas C. Barnds

/s/ Thomas C. Barnds, Attorney-in-Fact
Robert Palumbo

EXHIBIT INDEX

Exhibit No.	Description

24	Power of Attorney for Robert Palumbo, dated May 25, 2021 (incorporated herein by reference to Exhibit 24 to the filing by Robert Palumbo on Form 3 for Paymentus Holdings, Inc., filed with the Securities and Exchange Commission on May 25, 2021)

99.1	Joint Filing Agreement, dated as of February 14, 2022 by and among Accel-KKR Holdings GP, LLC, Accel-KKR Capital Partners CV III, LP, Accel-KKR Growth Capital Partners III, LP, Accel-KKR Growth Capital Partners II Strategic Fund, LP, Accel-KKR Growth Capital Partners II, LP, Accel-KKR Members Fund, LLC, Thomas C. Barnds, and Robert Palumbo (incorporated by reference to Exhibit 99.1 to the filing on Schedule 13G for Paymentus Holdings, Inc. filed with the Securities and Exchange Commission on February 14, 2022).